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Exhibit 5

Management's Discussion and Analysis
of Financial Condition and Results of Operations

The following analysis provides a review of Company's results of operations, financial condition and cash flows for the three-year period ended December 31, 2004. This discussion should be read in conjunction with the information contained in Æterna Zentaris Inc.'s annual consolidated financial statements and related notes for the years ended on December 31, 2004, 2003 and 2002. Our consolidated financial statements are reported in Canadian dollars and have been prepared in accordance with generally accepted accounting principles in Canada, or Canadian GAAP. Significant differences in measurement and disclosure from generally accepted accounting principles in the United States, or U.S. GAAP, are set out in note 24 of our consolidated financial statements.

Company Overview

Æterna Zentaris Inc. ("Æterna Zentaris" or "the Company"), formerly Æterna Laboratories Inc., is an oncology and endocrine therapy focused biopharmaceutical company with proven expertise in drug discovery, development and marketing. The Company's broad 20 product pipeline leverages five different therapeutic approaches, including Luteinizing Hormone Releasing Hormone (LHRH) antagonists and signal transduction inhibitors. The lead LHRH antagonist compound, cetrorelix, is currently marketed for in vitro fertilization under the brand name Cetrotide®, and has successfully completed a broad Phase II program in endometriosis and benign prostatic hyperplasia (BPH). The lead signal transduction inhibitor compound, perifosine, is an orally-active AKT inhibitor that is in several Phase II trials for multiple cancers.

Æterna Zentaris also owns 61.1% of its subsidiary Atrium Biotechnologies Inc. ("Atrium"), a leading developer, manufacturer and marketer of value-added products for the cosmetics, pharmaceutical, chemical and nutrition industries focused primarily on growing segments of the health and personal care markets which are benefiting from the trends towards healthy living and the aging of the population. Atrium markets a broad portfolio of active ingredients, specialty chemicals and Health & Nutrition finished products through a highly specialized sales and marketing network in more than 35 countries, primarily in North America, Europe and Asia. As of February 17, 2005, Atrium filed a preliminary prospectus in each of the provinces of Canada in connection with an initial public offering of subordinate voting shares. The proceeds from the treasury offering will be used by Atrium primarily to pursue its acquisition strategy and for general corporate purposes.

The Company operates in three segments of operations which are: (i) Biopharmaceutical; (ii) Active Ingredients & Specialty Chemicals; and (iii) Health and Nutrition.

Æterna Zentaris, along with its wholly-owned subsidiary Zentaris GmbH, constitute the Biopharmaceutical segment. In addition, subsequent to the year 2004, the Company added to its Biopharmaceutical segment Echelon Biosciences Inc. ("Echelon") by acquiring all of its issued and outstanding shares.

To better address the needs of its customers, our subsidiary, Atrium, reorganized its business during the year under two business segments: (i) the Active Ingredients & Specialty Chemicals Division; and (ii) the Health & Nutrition Division. The Active Ingredients & Specialty Chemicals Division offers value-added products that include high-value proprietary active ingredients developed, acquired or in-licensed by Atrium. Through the Health & Nutrition Division, Atrium develops, manufactures and markets proprietary Health & Nutrition finished products.

Æterna Zentaris' growth strategy is based on improving and leveraging its extensive product portfolio and being active in in-licensing and acquisition of strategic compounds. Its long-term growth strategy includes the establishment of a sales force to become an integrated biopharmaceutical company. The Company also intends to remain a strategic shareholder of Atrium and to support its business growth.

Highlights

Consolidated results-at-a-glance

	Years ended December 31,
	2004	2003	2002
	(in thousands of Canadian dollars)
Revenues	$233,248	$166,413	$101,204
R&D, net of tax credits and grants	30,367	44,124	24,129
Earnings (loss) from operations	17,170	(14,283)	(20,566)
Net loss	(5,759)	(28,147)	(25,782)

In the Biopharmaceutical segment, our strategic objectives for 2004 were mainly focused on maximizing marketed compound revenues, signing new licensing and collaboration agreements, introducing new products in our portfolio and on obtaining timely results from our clinical studies. The following summarizes major milestones for each strategic objective.

Maximizing marketed compound revenues

We announced in December that we received German Food and Drug Agency (BfarM) market approval for miltefosine (Impavido®), the first-ever orally-administered therapy for visceral and cutaneous leishmaniasis, a parasitic disease estimated to affect millions of people worldwide. The approval enabled us to market Impavido® in Germany, as well as to receive a Free Sales Certificate (FSC), which can provide the basis for registration in countries where leishmaniasis is endemic, such as Colombia and Pakistan.

Impavido®, or miltefosine, is an alkylphospholipid that has been marketed in India since 2003 through cooperation with German Remedies (a member of Zydus Cadila). Visceral and cutaneous leishmaniasis is a parasitic infection also known as black fever which affects millions of people and is, according to the World Health Organization ("WHO"), endemic in 88 countries in the world with nearly 350 million people at risk. It is estimated that 12 million people currently suffer from this disease with 1 million-1.5 million new cases reported annually. Leishmaniasis is a very virulent tropical disease, second only to malaria.

We obtained significant revenues from Serono our world (ex-Japan) partner for the marketing of Cetrotide®, or cetrorelix, for in vitro fertilization. We believe that cetrorelix will be subject to further clinical development in benign indications with the collaboration of Solvay Pharmaceuticals B.V. ("Solvay"), Nippon Kayaku and Shionogi. These indications include endometriosis which affects 10% to 20% of women of child-bearing age, representing a market estimated at more than US$800 million a year, as well as BPH which affects approximately 33 million men and which represents a market of more than US$1.7 billion.

Licensing and collaboration agreements

We entered into an expanded agreement on April 2, 2004 for the LHRH antagonist, teverelix, with Ardana Bioscience, a specialty pharmaceutical company located in Edinburgh, Scotland. Ardana acquired full worldwide rights to the teverelix compound and the underlying microcrystalline suspension technology, including all related intellectual property. In return, we received upfront payments and are eligible to guaranteed payments both totalling €12 million until 2006, as well as potential future royalties on sales of teverelix or any other LHRH antagonist that could be combined with the microcrystalline suspension technology.

On August 12, 2004, we entered into a licensing and collaboration agreement for D-63153 with Spectrum Pharmaceuticals, Inc. ("Spectrum") (NASDAQ: SPPI), an oncology-focused pharmaceutical company based in the United States. This product is a LHRH antagonist that has the potential to treat hormone-dependent cancers as well as benign, proliferative disorders. The agreement came as we regained worldwide rights to D-63153 from Baxter Healthcare as a result of recent organizational changes and restructuring at Baxter's, and following a mutual understanding between the two companies aimed at maximizing the value of D-63153.

In return of the grant of this exclusive license to develop and commercialize D-63153 for all potential indications in North America (including Canada and Mexico) and India, we received an upfront payment, at signature, which included cash and equity of Spectrum. We are also eligible to receive payments upon achievement of certain development and regulatory milestones, in addition to royalties on potential net sales. We retained exclusive rights for the rest of the world and will share with Spectrum upfront and milestone payments, royalties or profits from potential sales in Japan.

Introducing new products in the portfolio

In January 2004, we announced that we entered into an extensive collaboration agreement with Solvay to codevelop novel, low molecular weight and orally-bioavailable peptidomimetic LHRH antagonists. Potential indications include endometriosis, BPH, as well as malignant disorders such as breast and prostate cancer.

As part of the agreement, Solvay obtained exclusive worldwide rights to all gynecological indications as well as to BPH, and we retained exclusive rights to all other indications including oncology. The contract also provides us to receive, upon signature, an amount of $5 million resulting from an upfront payment, as well as proceeds from the coverage of past development costs. In addition, the agreement foresees for Solvay to fund further preclinical and clinical development activities to be performed by us, up to a fixed amount and to make milestone payments.

Following our ongoing interest in the area of LHRH antagonists, a drug discovery project aiming at the identification of peptidomimetic leads was initiated a few years ago. Such leads are expected to act on the LHRH receptor similar to decapeptides, however, with the crucial benefit of oral bioavailability. Having achieved proof-of-principle regarding oral bioavailability, we expect to have a preclinical development candidate available in the course of this year.

Subsequent to the year 2004, we completed in January 2005 the acquisition of all issued and outstanding shares of Echelon, a privately-held biopharmaceutical company based in Salt Lake City, Utah, USA.

Echelon's product pipeline is focused on the rapidly emerging field of transduction signalling technology. It has early therapeutic leads (mostly direct PI3K inhibitors) against some forms of cancer and is in a position to deliver new highly-effective oncology therapeutics. The focus is also on small molecule agonists and antagonists to lipid-protein signalling interactions which are new and important therapeutic targets.

Obtaining timely clinical trial results

We announced statistically significant positive results from a completed Phase II clinical program designed to evaluate cetrorelix, a LHRH antagonist, in three different indications: endometriosis, presurgical treatment of uterine myoma and BPH. These results showed that patients can benefit from a targeted and controlled decrease in sex hormones, including estrogen and testosterone.

The positive results of seven Phase II trials, which also demonstrated good tolerability in all these indications, will form the basis for further development of cetrorelix with Solvay, our exclusive worldwide partner (ex-Japan) and with Shionogi and Nippon Kayaku, our corresponding partners in Japan. This major achievement generated €4 million in milestone payments from Solvay.

Furthermore, we announced in June that our product, perifosine, an orally-active AKT inhibitor for the treatment of cancer, showed encouraging results in a Phase I trial in combination with radiotherapy. We also mentioned our intention to initiate a clinical program for perifosine through the ongoing collaboration with the Netherlands Cancer Institute of Amsterdam. In collaboration with the US NCI and as part of a large screening program in Phase I and II, our North American partner, Keryx Biopharmaceuticals ("Keryx") (NASDAQ: KERX), located in the United States, identified encouraging signs of anti-tumor activities and initiated several single-agent and combination studies testing perifosine as a treatment for various forms of cancer.

In the Health & Nutrition segment, the integration of acquired Pure Encapsulations, Inc. ("Pure") in March 2004 is now completed. Pure is a company based in Sudbury, Massachusetts, in the United States, which focuses mainly on the development, manufacturing and marketing of nutritional supplements geared toward physicians and other healthcare professionals. Pure acquisition complements Atrium's actual products in this segment. This acquisition, combined with Atrium's internal growth has enabled our subsidiary to increase its earnings from operations in this segment by 188.1% to $12.1 million for 2004 in comparison with $4.2 million in 2003.

In the Active Ingredients & Specialty Chemicals segment, we continued to improve our earnings from operations in this competitive segment from $10.2 million in 2003 to $14.0 million in 2004. We also announced in January 2005 the closing of the acquisition of the operating assets of MultiChem Import Export Inc. and MultiChem Trading Inc.("MultiChem") for a total amount of $22.8 million. Founded in 1985, MultiChem is a privately-held Canadian company specialized in the marketing of Active Ingredients & Specialty Chemicals. It has a portfolio of over 400 products sold to more than 500 customers in Canada and the North Eastern United States through its offices in Montreal and Toronto. For the twelve-month period ended November 30, 2004, MultiChem sales exceeded $65 million. The MultiChem acquisition allows us to significantly increase our presence on the North American market.

Critical Accounting Policies and Estimates

Our financial statements are prepared in accordance with the Canadian Generally Accepted Accounting Principles ("GAAP"), and access to a summary of differences between Canadian and US GAAP is possible by consulting note 24 of our annual 2004 financial statements. These accounting principles require that management makes estimates that could have an impact on assets and liabilities in the financial statements. Actual results could differ from these estimates.

The significant accounting policies which the Company believes are the most critical to aid in fully understanding and evaluating its reported financial results include the following:

Revenue recognition and deferred revenues

The biopharmaceutical segment is currently in a phase in which potential products are being further developed or marketed jointly with strategic partners. The existing licensing agreements usually foresee one-time payments (upfront payments), payments for research and development services in the form of cost reimbursements, milestone payments and royalty receipts for licensing and marketing product candidates.

In December 2003, the CICA Emerging Issues Committee (EIC) issued Abstracts No. 141 "Revenue Recognition" and No. 142 "Revenue Arrangements with Multiple Deliverables". The latter is based on Issue No. 00-21 entitled "Revenue Arrangements with Multiple Deliverables" issued in May 2003 by the Emerging Issues Task Force of the Financial Accounting Standards Board ("FASB") in the United States. EIC's 141 and 142 provide clarification guidelines for determining when and how revenue from the sale of goods and services must be recognized. The Company prospectively adopted these guidelines for contracts signed after January 1, 2004 and consequently revenues associated with multiple-element arrangements are attributed to the various elements based on their relative fair value.

  •
  Upfront payments received at the beginning of licensing agreements are not recorded as revenue when received but are amortized based on the progress to the related research and development work.

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  Milestone payments, which are generally based on developmental or regulatory events, are recognized as revenue when the milestones are achieved, collectibility is assured, and when there are no significant future performance obligations in connection with the milestones. In those instances where the Company has collected fees or milestone payments but has ongoing future obligations related to the development of the drug product, revenue recognition is deferred and amortized over the period of its future obligations.

  •
  Royalty revenue is recorded when the amount of the royalty fee is determinable and collection is reasonably assured.

  •
  Revenues from sales of products are recognized, net of estimated sales allowances and rebates, when title passes to customers, which is at the time goods are shipped, when there are no future performance obligations, when the purchase price is fixed and determinable, and collection is reasonably assured.

Research and development costs

All research and development ("R&D") costs which do not meet generally accepted criteria for deferral are expensed as incurred. Development costs which meet generally accepted criteria for deferral are capitalized and amortized against earnings over the estimated period of benefit. To date, no costs have been deferred.

Impairment of long-lived assets and goodwill

Property, plant and equipment and intangible assets with finite lives are reviewed for impairment annually or when events or circumstances indicate that costs may not be recoverable. Impairment exists when the carrying value of the asset is greater than the undiscounted future cash flows expected to be provided by the asset. The amount of impairment loss, if any, is the excess of its carrying value over its fair value. Finite-lived assets are written down for any impairment in value of the unamortized portion. As at December 31, 2004, there were no events or circumstances indicating that the carrying value may not be recoverable.

Intangible assets with indefinite lives are tested for impairment annually or more frequently if events or circumstances indicate that the asset might be impaired. Impairment exists when the carrying amount of the intangible asset exceeds its fair value.

Finally, goodwill is tested annually, or more frequently if impairment indicators arise, for impairment in relation to the fair value of each reporting unit to which goodwill applies and the value of other assets in that reporting unit. An impairment charge is recorded for any goodwill that is considered impaired.

Accounting for income tax expense

We operate in multiple jurisdictions, and our earnings are taxed pursuant to the tax laws of these jurisdictions. Our effective tax rate may be affected by the changes in, or interpretations of, tax laws in any given jurisdiction, utilization of net operating losses and tax credit carry forwards, changes in geographical mix of income and expense, and changes in management's assessment of matters, such as the ability to realize future tax assets. As a result of these considerations, we must estimate our income taxes in each of the jurisdictions in which we operate. This process involves estimating our actual current tax exposure, together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in future tax assets and liabilities, which are included in our consolidated balance sheet. We must then assess the likelihood that our future tax assets will be recovered from future taxable income and establish a valuation allowance for any amounts we believe it will be more likely than not be recoverable. Establishing or increasing a valuation allowance increases our income tax expense.

Significant management judgment is required in determining our provision for income taxes, our income tax assets and liabilities, and any valuation allowance recorded against our net income tax assets. We recorded a valuation allowance as at December 31, 2004, due to uncertainties related to our ability to utilize some of our income tax assets. The valuation allowance was based on our estimates of taxable income by jurisdiction in which we operate and the period over which our income tax assets will be recoverable. In the event that actual results differ from these estimates or we adjust these estimates in future periods, we may need to amend our valuation allowance, which could materially impact our financial position and results of operations.

Stock-based compensation plans

On January 1, 2002, Æterna Zentaris adopted the recommendations issued by the CICA and, at that time, we had chosen not to use the fair value method to account for the stock-based compensation costs arising from awards to employees. The fair value method was only used for stock-based payments made in exchange for goods and services with non employees. Effective January 1, 2003, we decided to adopt the fair value method on a prospective basis, as permitted under the amendments made to the recommendations during 2003. According to this method, all stock-based compensations granted during 2003 and beyond will be recorded in the corresponding period without restatement of prior years. However, Æterna Zentaris is still required to provide pro forma disclosures relating to net loss and net loss per share as if stock-based compensation costs had been recognized in the financial statements using the fair value method for options granted to employees in 2002.

The following points detail the changes in critical accounting policies that have occurred since our most recent annual report:

Generally accepted accounting principles

In July 2003, the CICA issued new Handbook Section 1100 "Generally Accepted Accounting Principles" ("GAAP"), which is effective for fiscal years beginning on or after October 1, 2003. This new section defines GAAP, establishes the relative authority of various types of CICA Accounting Standards Board pronouncements, says what to do when the Handbook does not cover a particular situation and clarifies the role of "industry practice" in setting GAAP. The Company adopted this new standard on January 1, 2004 without having any significant effect on the Company's financial statements.

General standards of financial statement presentation

In July 2003, the CICA issued new Handbook Section 1400 "General Standards of Financial Statement Presentation" which is effective for fiscal years beginning on or after October 1, 2003. This new section confirms that the financial statements of an entity must present fairly in accordance with Canadian Generally Accepted Accounting Principles its financial position, results of operations and cash flows. The Company adopted this new standard on January 1, 2004 without having any significant impact on the Company's financial statements.

Hedging relationships

The CICA has issued Accounting Guideline 13 "Hedging Relationships", which establishes certain conditions regarding when hedge accounting may be applied and which is effective for fiscal years beginning on or after January 1, 2004. AcG 13 addresses the identification, designation, documentation, and effectiveness of hedging transactions for the purposes of applying hedge accounting. It also establishes conditions for applying or discontinuing hedge accounting. Under this new guideline, the Company is also required to document its hedging transactions and explicitly demonstrate that the hedges are sufficiently effective in order to continue hedge accounting for positions hedged with derivatives. Any derivative instrument that does not qualify for hedge accounting will be reported on a mark-to-market basis in earnings. The Company adopted this guideline as at January 1, 2004 without having any significant impact on the Company's financial statements.

Consolidated Results of Operations

The following table sets forth certain Canadian GAAP consolidated financial data in thousands of Canadian dollars, except per share data.

	Years ended December 31,
	2004	2003	2002
	$	$	$
Revenues	233,248	166,413	101,204

Operating expenses
Cost of sales	134,535	98,048	77,443
Selling, general and administrative	42,198	29,103	17,777
R&D, net of tax credit and grants	30,367	44,124	24,129
Depreciation and amortization	8,978	9,421	2,421

	216,078	180,696	121,770

Earnings (loss) from operations	17,170	(14,283)	(20,566)
Interest income	1,359	2,146	3,079
Interest and financial expenses	(8,168)	(4,835)	(508)
Foreign exchange loss	(920)	(1,574)	(195)

Earnings (loss) before income taxes	9,441	(18,546)	(18,190)
Income tax expense	(8,285)	(5,932)	(4,425)

Earnings (loss) before the following items	1,156	(24,478)	(22,615)
Gain (loss) on dilution of investments	(631)	(64)	424
Non-controlling interest	(6,284)	(3,605)	(3,591)

Net loss for the year	(5,759)	(28,147)	(25,782)

Basic and diluted net loss per share	(0.13)	(0.65)	(0.67)

Consolidated balance sheets data
Total assets	349,228	295,779	330,968

Long-term liabilities	156,671	108,216	88,400

Revenues

Revenues for 2004 were $233.2 million compared to $166.4 million for 2003 and $101.2 million for 2002. The increases from year over year come mainly from the acquisitions of Zentaris in 2002, Interchemical and Chimiray in 2003 and from the acquisition of Pure in 2004 as well as the internal growth. We expect continued growth in revenue for 2005 as we acquired all the assets of MultiChem and all outstanding shares of Echelon in January 2005.

Operating expenses

Cost of sales for 2004 was $134.5 million, an increase of $36.5 million compared to $98 million for 2003. The cost of sales for 2002 was $77.4 million. The increase in cost of sales is directly related to the sales increase generated by the acquisitions made in late 2002, as well as in 2003 and 2004. The acquisitions of MultiChem assets and Echelon in January 2005 and having a full year of operating results of Pure, acquired in March 2004, should increase our cost of sales for 2005.

Selling, general and administrative (SG&A) expenses for the year ended December 31, 2004 were $42.2 million, an increase of $13.1 million compared to $29.1 million for the same period in 2003. For the year ended December 31, 2002, SG&A expenses were $17.8 million. The increase in SG&A expenses over the years is primarily due to business acquisitions. In addition, the increase in 2004 is also due to increased in stock-based compensation costs and insurance costs as well as to non-recurring expenses related to the Company name change. We expect SG&A expenses to continue to increase since we already acquired MultiChem and Echelon at the beginning of 2005 and we intend to pursue our business acquisition program during the year.

R&D expenses, net of tax credits and grants (R&D) for the year ended December 31, 2004 were $30.4 million, a decrease of $13.7 million compared to $44.1 million for the same period in 2003, reflecting the realignment of the clinical development program initiated in December 2003, including the focus on R&D with respect to perifosine, cetrorelix and earlier stage products. For the year ended December 31, 2002, R&D expenses were $24.1 million. The increase between 2002 and 2003 is due to the acquisition of Zentaris in late December 2002. We expect R&D expenses to increase in 2005, due to the recent acquisition of Echelon, the emphasis on clinical development of existing products, in particular perifosine, as well as on certain product candidates at preclinical stage.

Depreciation and amortization (D&A) expense for 2004 was $9.0 million, a decrease of $0.4 million compared to $9.4 million for 2003. For the year ended December 31, 2002, D&A expense was $2.4 million. The increase in D&A expense between 2002 and 2003 is mainly attributable to amortization of intangible assets arising from the acquisition of Zentaris in late 2002.

Earnings from operations for 2004 were $17.2 million, an increase of $31.5 million compared to an operating loss of $14.3 million for 2003. Loss from operations was $20.6 million in 2002. The increase in earnings from operations in 2004 is principally due to income generated by nonrecurrent milestone payments related to cetrorelix Phase II positive results, the realignment of the clinical development program initiated in December 2003 as well as by Atrium's earnings from operations generated by the acquisition of Pure in March 2004 combined with the achieved internal growth. The decrease in loss from operations between 2002 and 2003 was mostly due to the income generated by the subsidiary Atrium and the acquisition of Zentaris in late December 2002. The acquisition of MultiChem assets in January 2005 by Atrium combined with a full year of operating results of Pure, acquired in March 2004, should increase our earnings from operations for 2005 and this increase is expected to be offset by the increased R&D expenses combined with lower amounts of revenue from non-recurrent milestone payments expected in 2005.

Interest income for 2004, 2003 and 2002 were respectively $1.4 million, $2.1 million and $3.1 million. The decrease in interest income is principally due to decrease in interest yield offered on investment, as well as the use of our liquidity for business acquisitions over the years.

Interest expense for 2004 was $8.2 million in comparison to $4.8 million in 2003 and $0.5 million in 2002. The year-over-year increase is mainly due to the expense related to the convertible term loans that were issued at the end of the first quarter of 2003 and to the increased debt level resulting from the acquisition of Pure in 2004. In addition, the Company elected during the second quarter of 2004, as permitted under the convertible term loan agreements, to add to the principal amount all corresponding unpaid accrued interest as of March 31, 2004 of a total amount of $3.0 million. In connection with the Pure acquisition, we also increased our long-term debt by $40 million. Because of the capitalization of unpaid accrued interest and since the debt portion of the convertible term loans are accounted for as discounted loans and are increasing in accretion, we expect financial expenses to continue to increase in 2005.

Foreign exchange losses for 2004 were $0.9 million in comparison to $1.6 million in 2003 and $0.2 million in 2002. The variations are attributable to the impact of the strengthening Canadian dollar and Euro on our working capital denominated in US dollars.

Income tax expense for 2004 was $8.3 million in comparison to $5.9 million for the same period last year and $4.4 million in 2002. The year-over-year increase is directly related to increase of taxable income of our subsidiaries. We recorded an income tax expense related to earnings generated by all our subsidiaries. For our Canadian operations in the Biopharmaceutical segment, we have to establish a valuation allowance to reduce future income tax assets as it is, at this time, unlikely that some or all of the future income tax assets will be realized.

We incurred a loss on dilution in 2004 for an amount of $0.6 million in comparison to a loss of $0.1 million in 2003 and to a gain of $0.4 million in 2002. The losses are attributable to the issuance of shares in subsidiaries pursuant to the exercise of stock options and the gain in 2002 is attributable to an issuance of Atrium shares to one of its officer.

Non-controlling interest for fiscal 2004 amounted to $6.3 million in comparison to $3.6 million for 2003 and 2002. Non-controlling interest consists of minority interest in Atrium and its subsidiaries. The increase is directly attributable to the corresponding increase of net earnings of Atrium and its subsidiaries.

Net loss for 2004 was $5.8 million or $0.13 per basic and diluted share, compared to a net loss of $28.1 million or $0.65 per basic and diluted share for 2003 and $25.8 million or $0.67 per basic and diluted share for 2002. The improvement in 2004 net loss reflects higher net earnings from accretive acquisitions in the two segments operated by Atrium, as well as the realignment of the clinical development program initiated in December 2003, non-recurring milestone payments received in 2004 related to cetrorelix Phase II positive results and revenue from the termination of a licensing agreement with Baxter Healthcare on D-63153.

The weighted average number of shares outstanding used to calculate the basic and diluted net loss per share for 2004 was 45.6 million shares as compared to 43 million shares for 2003. This increase reflects the issuance of common shares following the exercise of stock options.

Total Assets

Total assets, which were $295.8 million as at December 31, 2003, reached $349.2 million as at December 31, 2004. This $53.4 million increase is mainly attributable to the acquisition of Pure in March 2004. Additional information on segment assets is provided in note 20 of the annual consolidated financial statements.

Biopharmaceutical Segment Results

	Years ended December 31,
	2004	2003	2002
	(in thousands of Canadian dollars)
Revenues
Sales and royalties	$25,355	$24,403	$—
License fees	30,577	21,703	315

	55,932	46,106	315

R&D expense, net of tax credits and grants	29,397	43,727	23,670
Loss from operations	(8,954)	(28,679)	(32,890)

Revenues for the year ended December 31, 2004, of the Biopharmaceutical segment were $55.9 million, an increase of $9.8 million, compared to $46.1 million for the same period in 2003. Revenues are derived from sales and royalties on Cetrotide® (cetrorelix) and Impavido® (miltefosine), as well as milestone payments, R&D contract fees and amortization of upfront payments received to date. Revenue from R&D contract fees and from the amortization of upfront payments is derived mainly from the ongoing development of cetrorelix and teverelix under existing collaboration agreements with our licensing partners Solvay and Ardana respectively. The revenue increase in 2004 is mainly attributable to a non-recurring $6.5 million milestone payment gained from our partner Solvay for cetrorelix in the second quarter of 2004. The remainder is attributable to a termination payment gained from Baxter Healthcare for D-63153 and to amortization of additional deferred revenues. In 2002, revenues were $0.3 million and were generated by our subsidiary Zentaris, acquired in late December 2002.

Our segment revenues are expected to slightly decrease in 2005 as we are not expecting to receive any important non-recurring milestone payment this year. However, additional sales are expected to be generated from the acquisition of Echelon.

R&D expenses, net of tax credits and grants for the year ended December 31, 2004 were $29.4 million, a decrease of $14.4 million compared to $43.8 million for the same period in 2003, reflecting the realignment of the clinical development program initiated in December 2003, including the focus on the development of perifosine, cetrorelix and earlier stage products. For the year ended December 31, 2002, R&D expenses were $23.7 million. The increase between 2002 and 2003 is due to the acquisition of Zentaris in late December 2002. We expect R&D expenses to increase in 2005 due to the acquisition of Echelon in January 2005, emphasis on clinical development of existing products, as well as on certain product candidates at preclinical stage.

Loss from operations for 2004 was $9.0 million, a decrease of $19.7 million compared to an operating loss of $28.7 million for 2003. The operating loss was $32.9 million in 2002. The decrease in loss from operations in 2004 is principally due to the increase of revenues and to the realignment of the clinical development program initiated in December 2003. The decrease in loss from operations between 2002 and 2003 was mostly due to the income generated by Zentaris following its acquisition in late December 2002.

Active Ingredients & Specialty Chemicals Segment Results

	Years ended December 31,
	2004	2003	2002
	(in thousands of Canadian dollars)
Revenues	$144,983	$111,071	$92,745
Earnings from operations	14,045	10,170	Note

Note: not provided because this information is not available and is not reasonably determinable.

Revenues of the Active Ingredients and Specialty Chemicals segment were $145.0 million for fiscal 2004, representing an increase of $33.9 million or 30.5% over fiscal 2003 revenues of $111.1 million. Revenues for 2003 increased $18.4 million or 19.8% over fiscal 2002. These increases came primarily from newly-acquired Chimiray, Interchemical, Siricie and ADF Chimie and from growth in our proprietary active ingredients portfolio, offset by a rebalancing of Unipex's product portfolio to focus on higher-margin products.

Earnings from operations were $14.0 million for fiscal 2004, representing an increase of $3.8 million or 37.3% over 2003 of $10.2 million. Most of this increase came from Chimiray, Interchemical and Siricie. The balance of the increase is attributable to internal growth and the increased focus on higher-margin products.

Health & Nutrition Segment Results

	Years ended December 31,
	2004	2003	2002
	(in thousands of Canadian dollars)
Revenues	$32,333	$9,236	$8,144
Earnings from operations	12,079	4,227	Note

Note: not provided because this information is not available and is not reasonably determinable.

Revenues of the Health & Nutrition segment were $32.3 million for fiscal 2004, representing an increase of $23.1 million or 251.1% over fiscal 2003 revenues of $9.2 million. This increase came primarily from newly-acquired Pure and from growth in our proprietary product portfolio. Revenues for 2003 were $9.2 million, representing an increase of $1.1 million or 13.6% over fiscal 2002 revenues of $8.1 million. This increase comes from growth in our proprietary product portfolio only.

Earnings from operations were $12.1 million for fiscal 2004, representing an increase of $7.9 million or 188.1% over fiscal 2003 of $4.2 million. Most of this increase came from the acquisition of Pure. The balance of the increase is attributable to internal growth and the increased focus on higher-margin products.

Liquidity, Cash Flows and Capital Resources

Our operations and our capital expenditures are mainly financed through cash flows from operating activities, the use of our liquidity, as well as the issuance of debt and common shares.

Our consolidated cash and short-term position remains at $58 million as of December 31, 2004. This represents a $6.3 million decrease in comparison to our financial position as at December 31, 2003. In our Biopharmaceutical segment alone, we had $43 million of cash and short-term position at the end of 2004.

In addition, we did not renew in 2004 a €1 million line of credit which has never been used. On the other hand, at the beginning of 2005, we refinanced part of Atrium's long-term debt through a revolving credit facility, renewable annually, for an authorized amount of $75 million. The Company believes that these liquidities, combined with the new credit facility and the cash flows from operations, will be adequate to meet operating cash requirements for the foreseeable future. However, possible additional operating losses and/or possible investment in or acquisition of complementary businesses or products may require additional financing.

The variation of our liquidity by activities is explained below, on a consolidated basis.

Operating Activities

Cash flows from our operations were $12.8 million during 2004 in comparison to cash flows used in our operations in 2003 and 2002 in the amount of $14.5 million and $21.9 million respectively. This cash inflow is mainly attributable to non-recurrent upfront and milestone payments of nearly $21 million received from our partners in the Biopharmaceutical segment and increased operating cash flows from Atrium. These cash inflows have been partly offset by timing differences in collection of some accounts receivable. Cash flows generated by our operations in 2005 are expected to be lower than in 2004 since we do not expect to receive significant non-recurrent upfront and milestone payments in 2005.

Financing Activities

For the year ended December 31, 2004, cash flows generated by financing activities were $33.8 million, mostly coming from the issuance of long-term debt in the amount of $39.9 million. An amount of $9.3 million was used for the repayment of long-term debts and balance of purchase price. Following the exercise of stock options in Æterna Zentaris and in one of our subsidiaries, we also received $3.2 million. In the corresponding period in 2003, the cash flows from financing activities amounted to $17.9 million and were made up of cash received of $66.3 million from convertible term loans, the issuance of subordinate voting shares through a bought deal closed in July 2003 and a new long-term debt incurred following the acquisition of Chimiray/Interchemical. In counterpart, we disbursed for financing activities an amount of $48.4 million for the repayment of the promissory note, the balance of purchase price and payment of long-term debt. In 2002, cash flows from financing activities amounted to nearly $100 million and are explained by the issuance of subordinate voting shares through a private placement of $57 million concluded in April 2002, and a promissory note of $43 million issued for the acquisition of Zentaris in December 2002.

Investing Activities

Cash flows used in investing activities (excluding change in short-term investments) were $52.7 million for 2004, mainly for business acquisitions. For 2003, cash flows used in investing activities (excluding change in short-term investments) amounted to $20.7 million. An amount of $18.9 million was used for business acquisitions, while $1.8 million was used for the purchase of capital assets and intangible assets. In 2002, an amount of $45.3 million was used for acquisitions of companies, intangible assets and product lines, as well as for distribution agreements for the Health & Nutrition segment. Furthermore, an amount of $5.1 million represented capital investments mainly to increase the production capacity.

We have certain contractual obligations and commercial commitments. The following table indicates our cash requirements to respect these obligations:

	Payments due by period
	Total	2005	2006-2008	2009
	(in thousands of Canadian dollars)
Long-term debt	$51,498	$12,133	$30,508	$8,857
Convertible term loans	28,000	—	28,000	—
Balance of purchase price	2,553	2,553
Operating leases	11,240	2,828	6,652	1,760
Commercial commitments	6,098	5,911	187	—

Total contractual cash obligations	$99,389	$23,425	$65,347	$10,617

In October 2004, we also entered into a $2.9 million (€1.75 million) bank guarantee in favour of one of our future landlords in Germany. Liability under this guarantee will only come into effect upon transfer into new rented premises, which is expected to be in 2005. This guarantee is only applicable upon failure on certain financial criteria and will be in force for an initial rental period of four years.

Outstanding Share Data

Effective May 26, 2004, the Company created a new class of common shares. Each issued and outstanding subordinate voting shares were converted into common shares at that date. Finally, the Company repealed the subordinate voting shares and multiple voting shares.

As of March 10, 2005, there were 46,139,814 common shares issued and outstanding and there were 3,395,592 stock options outstanding. In addition, the convertible term loans can be converted into common shares of the Company at a conversion price of $5.05 per common share up to a maximum of 6,955,089 shares.

Quarterly Summary Financial Information (Unaudited)

	Quarter ended December 31, 2004	Quarter ended September 30, 2004	Quarter ended June 30, 2004	Quarter ended March 31, 2004
	(in thousands of Canadian dollars, except per share data)
Revenues	$53,541	$55,418	$65,840	$58,449
Earnings from operations	864	5,545	9,177	1,584
Net earnings (loss) (note 1)	(2,543)	(1,996)	1,330	(2,550)
Basic and diluted net earnings (loss) per share	(0.06)	(0.04)	0.03	(0.06)

	Quarter ended December 31, 2003	Quarter ended September 30, 2003	Quarter ended June 30, 2003	Quarter ended March 31, 2003
	(in thousands of Canadian dollars, except per share data)
Revenues	$48,896	$37,829	$38,875	$40,813
Earnings from operations	(6,434)	(5,400)	(1,128)	(1,321)
Net loss (note 1)	(9,254)	(9,335)	(4,668)	(4,890)
Basic and diluted net loss per share	(0.20)	(0.20)	(0.11)	(0.12)

Note 1: Quarterly information from Q1 2003 to Q4 2003 has been restated for the effect of implementing the accounting policy for expensing stock-based compensation for all awards granted after January 1, 2003. We recorded total stock-based compensation expense for the twelve-month period ended December 31, 2003 in the amount of $0.5 million.

Fourth quarter results

Consolidated revenues for the fourth quarter 2004 were $53.5 million, an increase of 9.4% compared with total revenues of $48.9 million for the same period in 2003. This increase is primarily due to the Atrium's acquisition of Pure in March 2004, combined with the Company's internal growth. Consolidated R&D expenses net of tax credits and grants amounted to $7.1 million in the fourth quarter of 2004 compared with $12.3 million in the fourth quarter of 2003, reflecting the realignment of the clinical development program initiated in December 2003.

Consolidated earnings from operations for the fourth quarter 2004 were $0.9 million, compared with a loss from operations of $6.4 million for the fourth quarter 2003. The Company's consolidated net loss was $2.5 million for the fourth quarter of 2004, or $0.06 per share, compared with a net loss of $9.3 million, or $0.20 per share, for the comparable period in 2003.

Outlook for 2005

Biopharmaceutical Segment

We expect Cetrotide® (cetrorelix), and Impavido® (miltefosine), to continue to generate significant revenues in 2005.

We expect to continue to benefit from the support of existing partners for our R&D activities and to increase R&D spending in order to accelerate the development of perifosine and bring certain products into clinical development.

As part of our growth strategy, we intend to pursue additional partnerships, as well as acquisitions of additional technologies and/or businesses.

Active Ingredients & Specialty Chemicals, as well as Health & Nutrition Segments

Integration of acquired companies, continuation of internal growth and the pursuit of the acquisition strategy will be the main focus of these segments in 2005.

Financial and Other Instruments

Foreign Currency Risk

Since the Company operates on an international scale, it is exposed to currency risks as a result of potential exchange rate fluctuations. For the year ended December 31, 2004, there were no significant operation using forward exchange contracts and no significant forward exchange contract is outstanding as of today.

Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of cash and cash equivalents, short-term investments and accounts receivable. Cash and cash equivalents are maintained with high-credit quality financial institutions. Short-term investments consist primarily of bonds issued by high-credit quality corporations and institutions. Consequently, management considers the risk of non-performance related to cash and cash equivalents and short-term investments to be minimal.

Generally, the Company does not require collateral or other security from customers for trade accounts receivable; however, credit is extended following an evaluation of creditworthiness. In addition, the Company performs on-going credit reviews of all its customers and establishes an allowance for doubtful accounts when accounts are determined to be uncollectible.

Interest Rate Risk

We are exposed to market risk relating to changes in interest rates relating to our short term investments and variable rate debts. As at December 31, 2004, we have $34 million in long-term debts which, in effect, bear interest at floating rates.

Related Party Transactions and Off Balance Sheet Arrangements

There were no related party transactions and no off balance sheet arrangements.

Risk Factors

Risks associated with operations:

  •
  Most of our biopharmaceutical products are currently at an early development stage. It is impossible to ensure that the R&D on these products will result in the creation of profitable operations;

  •
  We are currently developing our products based on R&D activities conducted to date, and we may not be successful in developing or introducing to the market these or any other new products or technology. If we fail to develop and deploy new products on a successful and timely basis, we may become non-competitive and unable to recoup the R&D and other expenses we incur to develop and test new products;

  •
  In addition, our business in the Active Ingredients & Specialty Chemicals segment, as well as in the Health & Nutrition segment is subject to changing consumer trends and preferences, especially with respect to health and personal care products. The success of our new product offerings and enhancements depends upon a number of factors, including our ability to: (i) accurately anticipate customer needs; (ii) develop new products or product enhancements that meet these needs; (iii) acquire or in-license new products, which historically has been an important factor in the development of our product portfolio; (iv) successfully market new products or product enhancements in a timely manner; (v) price our products competitively; (vi) manufacture and deliver our products in sufficient volumes and in a timely manner; and (vii) differentiate our product offerings from those of our competitors;

  •
  If we do not introduce new products or make enhancements to meet the changing needs of our customers in a timely manner, some of our products could be rendered obsolete, which could have an adverse effect on our operating results;

  •
  Even if successfully developed, our biopharmaceutical products may not gain market acceptance among physicians, patients, healthcare payers and the medical community which may not accept or utilize our products. If they do not achieve significant market acceptance, our business and financial conditions will be materially adversely affected;

  In addition, we may fail to further penetrate our core markets and existing geographic markets or successfully expand our business into new markets, the growth in sales of our products, along with our operating results, could be negatively impacted. Our ability to further penetrate our core markets and existing geographic markets in which we compete or to successfully expand our business into additional countries in Europe, Asia or elsewhere, to the extent we believe that we have identified attractive geographic expansion opportunities in the future, is subject to numerous factors, many of which are beyond our control. We cannot assure that our efforts to increase market penetration in our core markets and existing geographic markets will be successful. Our failure to do so could have an adverse effect on our operating results;

  •
  We rely heavily on our proprietary information in developing and manufacturing our product candidates. Despite efforts to protect our proprietary rights from unauthorized use or disclosure, third parties may attempt to disclose, obtain or use our proprietary information or technologies;

  •
  We have to forge and maintain strategic alliances to develop and market products in our current pipeline. If we are unable to reach agreements with such collaborative partners, or if any such agreements are terminated or substantially modified, we may be unable to obtain sufficient licensing revenue for our products, which might have a material adverse effect on their development and on us;

  •
  In carrying out our operations, we are dependent on a stable and consistent supply of ingredients and raw materials. For strategic reasons, certain of our key raw materials are sourced from single suppliers. We source raw materials from our suppliers on an ongoing basis at negotiated prices. There can be no assurance that we will be able, in the future, to continue to purchase products from our current suppliers or any other supplier on terms similar to current terms or at all. An interruption in the availability of certain raw materials or ingredients, or significant increases in the prices paid by us for them, could have a material adverse effect on our business, financial condition, liquidity and operating results;

  •
  The anticipated current good manufacturing practices ("cGMPs") in the United States for dietary supplements may cause certain manufacturers and sources of ingredients upon which we rely to disappear or become less available. The cGMPs may affect the availability of ingredients and the speed with which ingredients may be produced in response to demand, thus raising the cost of our Health & Nutrition finished products.

Cash flows and financial resources

We believe that we would be able to obtain long-term capital, if necessary, to support our corporate objectives, including the clinical development program of our products. Our planned cash requirements may vary materially in response to a number of factors, including: R&D on our products; clinical trial results; increases in our manufacturing capabilities; changes in any aspect of the regulatory process; and delays in obtaining regulatory approvals. Depending on the overall structure of current and future strategic alliances, we may have additional capital requirements related to the further development of existing or future products.

The development of our subsidiary, Atrium, may also require, in addition to the cash generated by its operations, other sources of financing. However, it is impossible to guarantee the availability of additional financial resources or that it will be available under acceptable conditions.

We have not entered into any significant forward currency contracts or other financial derivatives to hedge foreign exchange risk and, therefore, we are subject to foreign currency transaction and translation gains and losses. Foreign exchange risk is managed primarily by satisfying foreign denominated expenditures with cash flows or assets denominated in the same currency. However, with newly acquired companies operating in foreign countries, we are more exposed to foreign currency risk. We are presently analysing the possibility of using financial derivatives to mitigate this risk, especially for transactions in US currency.

Key personnel

Our success is also dependent upon our ability to attract and retain a highly qualified work force, and to establish and maintain close relations with research centres. The competition in that regard is very severe. Our success is dependent to a great degree on our senior officers, scientific personnel and consultants. The failure to recruit qualified staff and the loss of key employees could compromise the pace and success of product development.

Acquisition program

We intend to continue to acquire new technologies and/or businesses. There is no assurance that the Company will make certain acquisitions or that it will succeed in integrating the newly-acquired technologies or businesses into its operations. The failure to successfully integrate the personnel and operations of businesses which we may acquire in the future with ours could have a material adverse effect on our operations and results.

Volatility of share prices

Share prices are subject to changes because of numerous different factors related to its activity including reports of new information, changes in the Company's financial situation, the sale of shares in the market, the Company's failure to obtain results in line with the expectations of analysts, an announcement by the Company or any of its competitors concerning technological innovation, etc. During the past few years, shares of Æterna Zentaris, other biopharmaceutical companies and the investment market in general have been subjected to extreme fluctuations that were unrelated to the operational results of the companies affected. There is no guarantee that the market price of the Company's shares will be protected from any such fluctuations in the future.

Continuous disclosure

The Company is a reporting issuer under the securities legislation of all of the provinces of Canada and is registered in the United States and it is, therefore, required to file continuous disclosure documents such as interim and annual financial statements, a proxy circular, an annual information form, material change reports and press releases with such securities regulatory authorities. Copies of these documents may be obtained free of charge on request from the office of the Secretary of the Company or through the Internet at the following addresses: www.aeternazentaris.com, http://www.sedar.com and http://www.sec.gov/edgar.shtml.

Safe harbour statement

Except for historical data, this report contains statements that, by their very nature, are projections involving time periods, risks and other factors, known or unknown, which are beyond the Company's control.

Each of these factors may produce results or performances that differ significantly from expectations. For example, the results of current clinical trials cannot be foreseen, nor can changes in policy or actions taken by such regulatory authorities as the U.S. Food and Drug Administration and the Therapeutic Products Directorate of Health Canada, or any other organization responsible for enforcing regulations in the pharmaceutical industry.

On behalf of management,

Dennis Turpin, CA
Vice President and Chief Financial Officer
March 10, 2005

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Exhibit 5
Management's Discussion and Analysis of Financial Condition and Results of Operations